JOHN HANCOCK FUNDS
ADMINISTRATION COMMITTEE CHARTER

A. Composition. The Administration Committee shall be composed of all Trustees who are both "independent" as defined in the rules of the New York Stock Exchange and are not "interested persons" as defined in the Investment Company Act of 1940 of John Hancock Adviser LLC or of the Trust (the "Independent Trustees").

B. Overview. The overall charter of the Administration Committee is: (i) to review and comment on complex-wide matters to facilitate uniformity among the funds; (ii) to select and nominate Independent Trustees to be added to the Board; (iii) to oversee liaison between management and the Independent Trustees; (iv) to review the performance of the Independent Trustees as appropriate; (v) to review matters relating to the Independent Trustees, such as compensation, retirement arrangements, Committee assignments and the like;
(vi) to consider matters of general corporate governance applicable to the Independent Trustees, and (vii) when appropriate, to oversee the assignment of tasks to other Committees.

C.  Nomination of Independent Trustees

1. Selection of Trustee Nominees. Except where the funds are legally required to provide third parties with the ability to nominate trustees, the Administration Committee shall be responsible for (i) identifying individuals qualified to become Independent Trustees and (ii) recommending to the Board of Trustees the persons to be nominated for election as Independent Trustees at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board by the death, resignation or removal of an Independent Trustee. Persons to serve as Trustees who are not Independent Trustees shall be nominated by the Board.

2. Criteria for Selecting Trustees. The Administration Committee shall use the criteria and the principles set forth on Annex A, as revised from time to time, to guide its trustee selection process. The Administration Committee shall periodically review the requisite skills and criteria for Independent Trustees as well as the composition of the Board as a whole. The Committee shall adopt, and periodically review and revise as it deems appropriate, procedures regarding trustee candidates recommended by shareholders. The current policy is attached as Annex A.

D. Other Specific Responsibilities. The Administration Committee shall have the following duties and powers, to be exercised at such times and in such manner as the Committee shall deem necessary or appropriate:

1. To consider the allocation of activities among the various Committees and the full Board, to suggest to the Committees the degree of detail in their reports to the full Board, and to establish membership and rotation policies for Committees.

2. To consider the number of funds under supervision by the Independent Trustees and the ability of the Independent Trustees to discharge successfully their fiduciary duties and to pursue self-education in mutual fund matters.

3. To propose the amount of compensation to be paid by the funds to the Independent Trustees and to address compensation-related matters, such as expense reimbursement policies.

4. To evaluate, from time to time, the time, energy, expertise, knowledge, judgment and personal skills which Independent Trustees brings to the Board and to consider retirement policies for the Independent Trustees.

5. To participate in the development of agendas for Board and Committee meetings.

6. To consider, evaluate and make recommendations regarding the type and amount of fidelity bond, and director and officer and/or errors and omission insurance coverage, for the funds, the Board and the Independent Trustees, as applicable.

7. To consider, evaluate and make recommendations and necessary findings regarding independent legal counsel and any other advisers, experts or consultants, that may be engaged from time to time, other than as may be engaged directly by another Committee.

8. To evaluate feedback from shareholders as appropriate. Annex A includes procedures for shareholders to communicate with the members of the Administration Committee.

E. Additional Responsibilities. The Committee will also perform other tasks assigned to it from time to time by full Board, and will report findings and recommendations to the full Board, as appropriate.

F. Governance. One member of the Committee shall be appointed as chair. The chair shall be responsible for leadership of the Committee, including scheduling meetings or reviewing and approving the schedule for them, preparing agendas or reviewing and approving them before meetings, presiding over meetings, and making reports to the full Board, as appropriate.

G. Miscellaneous. The Committee shall meet as often as it deems appropriate, with or without management, as circumstances require. The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other advisers, experts or consultants, at the funds' expense, as it determines necessary to carry out its duties. The Committee shall have direct access to such officers of and service providers to the funds as it deems desirable.

H. Review. The Committee shall review this Charter periodically and recommend such changes to the full Board as it deems desirable.


ANNEX A

General Criteria

1. Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.

2. Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Fund(s) and should be willing and able to contribute positively to the decision-making process of the Fund(s).

3. Nominees should have a commitment to understand the Fund(s), and the responsibilities of a Trustee/Director of an investment company and to regularly attend and participate in meetings of the Board and its committees.

4. Nominees should have the ability to understand the sometimes conflicting interests of the various constituencies of the Fund, including shareholders and the management company, and to act in the interests of all shareholders.

5. Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the shareholders and to fulfill the responsibilities of a director /trustee.

6. Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

Application of Criteria to Existing

The renomination of existing Trustees should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above. In addition, the Administrative Committee shall consider the existing trustees' performance on the Board and any committee.

Review of Shareholder Nominations

Any shareholder recommendation must be submitted in compliance with all of the pertinent provisions of Rule 14a-8 under the Securities Exchange Act of 1934 to be considered by the Administration Committee. In evaluating a nominee recommended by a shareholder, the Administration Committee, in addition to the criteria discussed above, may consider the objectives of the shareholder in submitting that nomination and whether such objectives are consistent with the interests of all shareholders. If the Board determines to include a shareholder's candidate among the slate of nominees, the candidate's name will be placed on the Fund's proxy card. If the Administration Committee or the Board determines not to include such candidate among the Board's designated nominees and the shareholder has satisfied the requirements of Rule 14a-8, the shareholder's candidate will be treated as a nominee of the shareholder who originally nominated the candidate. In that case, the candidate will not be named on the proxy card distributed with the Fund's proxy statement.

As long as an existing Independent Trustee continues, in the opinion of the Administration Committee, to satisfy the criteria listed above, the Committee generally would favor the re-nomination of an existing Trustee rather than a new candidate. Consequently, while the Administration Committee will consider nominees recommended by shareholders to serve as trustees, the Administration Committee may only act upon such recommendations if there is a vacancy on the Board or the Administration Committee determines that the selection of a new or additional Independent Trustee is in the best interests of the Fund. In the event that a vacancy arises or a change in Board membership is determined to be advisable, the Administration Committee will, in addition to any shareholder recommendations, consider candidates identified by other means, including candidates proposed by members of the Administration Committee. While it has not done so in the past, the Administration Committee may retain a consultant to assist the Committee in a search for a qualified candidate

Communications from shareholders

Shareholders may communicate with the members of the Board as a group or individually. Any such communication should be sent to the Board or an individual Trustee c/o the secretary of the Fund at the address on the notice of this meeting. The Secretary may determine not to forward any letter to the members of the Board that does not relate to the business of the Fund.